August 12, 2008
Pradip Bhaumik
Attorney Advisor
Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Parker Drilling Company Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 29, 2008 File No. 1-07573
Dear Mr. Bhaumik:
This letter responds to the comments that Parker Drilling Company (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 8, 2008. For your convenience, the Company’s response is prefaced by the Staff’s comment below.
General
1.	We are aware of various news reports indicating that since 2003 you have been engaged in drilling wells at Korpeje in Turkmenistan, from where natural gas is exported by pipeline to Iran. Your Form 10-K does not include disclosure regarding any contacts with Iran, a country identified by the State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any components, equipment, technology, or other products or services you have provided into Iran, and any agreements commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by that government.

U.S. Securities and Exchange Commission
August 12, 2008

Response:
     We are currently undertaking an internal review concerning these matters in an effort to identify potential areas of past, current and anticipated contact, whether through direct or indirect arrangements, with Iran. This review is ongoing and is not yet complete. However, to our knowledge based on matters reviewed to date, we hereby advise the Staff that (a) Parker Drilling has not sold or delivered equipment, supplies or services directly to Iran; and (b) because it has no participatory or other interest in the products of the wells on which it has provided drilling services in Turkmenistan, Parker Drilling has not provided to Iran any oil, gas, or other related products produced from these wells. As further described below, we intend to supplementally advise the Staff upon completion of our internal review regarding these matters.
     Yesterday, we disclosed in our Form 10-Q for the quarter ended June 30, 2008, which we timely filed with the Commission, that we are conducting an internal review relating to (a) certain shipments of equipment and supplies that were routed through Iran and (b) the drilling of wells in Korpeje Field in Turkmenistan, from where gas may be exported by pipeline to Iran. As described in our Form 10-Q, concurrent with the filing of our Form 10-Q we voluntarily disclosed the status of our current review of these matters to the Department of Treasury’s Office of Foreign Assets Control. This disclosure, which appears in three separate places in the Form 10-Q, is excerpted below.
     (1) The updated “Risk Factors” section under Part II, Item 1A (page 36 of the Form 10-Q):
We are subject to laws and regulations concerning our international operations, including export restrictions and U.S. economic sanctions. We are conducting an internal review concerning our compliance with export restrictions and U.S. economic sanctions. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures, which could materially harm our business, results of operations, financial condition and liquidity.
Our international operations are subject to economic sanctions laws and regulations restricting certain activities involving countries, entities and persons on which the U.S. has imposed economic sanctions. Pursuant to a recent internal review, we have preliminarily identified certain shipments of equipment and supplies that were routed through Iran. In addition, we have engaged in drilling wells in the Korpedje Field in Turkmenistan, from where natural gas may be exported by pipeline to Iran. We are currently reviewing these shipments and drilling activities to determine

U.S. Securities and Exchange Commission
August 12, 2008

whether the timing, nature and extent of such shipments or drilling activities may have given rise to violations of these laws and regulations. Although we are unable to predict the scope or result of this internal review or its ultimate outcome, we have initiated a voluntary disclosure of these potential compliance issues to the appropriate U.S. government agency. Any violations of these laws and regulations, including restrictions on routes of shipping and drilling activities, could adversely affect our reputation and the market for our shares, and may require certain of our investors to disclose their investment in our Company under certain state laws. If we are not in compliance with export restrictions and U.S. economic sanctions, we may be subject to civil or criminal penalties and other remedial measures, which could have an adverse impact on our business, results of operations, financial condition and liquidity.
     (2) Note 11 to the unaudited consolidated condensed financial statements, regarding Contingencies (page 13 of the Form 10-Q):
Economic Sanctions and Export Restrictions Compliance
Our international operations are subject to economic sanctions laws and regulations restricting certain activities involving countries, entities and persons on which the U.S. has imposed economic sanctions. Pursuant to a recent internal review, we have preliminarily identified certain shipments of equipment and supplies that were routed through Iran. In addition, we have engaged in drilling wells in the Korpedje Field in Turkmenistan, from where natural gas may be exported by pipeline to Iran. We are currently reviewing these shipments and drilling activities to determine whether the timing, nature and extent of such shipments or drilling activities may have given rise to violations of these laws and regulations. Although we are unable to predict the scope or result of this internal review or its ultimate outcome, we have initiated a voluntary disclosure of these potential compliance issues to the appropriate U.S. government agency. If we are not in compliance with export restrictions and U.S. economic sanctions, we may be subject to civil or criminal penalties and other remedial measures, which could have an adverse impact on our business, results of operations, financial condition and liquidity.
     (3) The “Overview and Outlook” subsection of the Management’s Discussion and Analysis of Financial Conditional Results of Operations under Part I, Item 2 (page 26 of the Form 10-Q):
As noted in Part II, Item 1A, “Risk Factors,” the parallel investigations of the DOJ and the SEC into possible violations of the Foreign Corrupt Practices Act (“FCPA”) in connection with our use of customs agent services in certain countries in which we currently operate or formerly operated, including Kazakhstan and Nigeria, is ongoing. In addition, we

U.S. Securities and Exchange Commission
August 12, 2008

are currently reviewing our drilling activities in Turkmenistan and the shipment of equipment and supplies to support these drilling activities to determine whether these activities may have given rise to violations of U.S. economic sanctions relating to Iran. See Note 11, “Contingencies—Economic Sanctions and Export Restrictions Compliance,” in the notes to our unaudited consolidated condensed financial statements. We have initiated a voluntary disclosure of these potential compliance issues to the appropriate U.S. government agency. However, we are unable to predict the scope or result of these matters or their ultimate outcome and, if we are not in compliance with applicable laws and regulatory requirements, we may be subject to civil or criminal penalties and other remedial measures, which could materially harm our business, results of operations, financial condition and liquidity.
     We will provide the Staff with supplemental information upon the completion of our internal review. Although we are not yet in a position to predict when we will have completed our review, we intend to do so as soon as reasonably practicable. In addition, on an ongoing basis, we will monitor and consider the need to update our public disclosure as the internal review progresses and material developments, if any, arise.
     We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (281) 406-2000.

Sincerely,
/s/ Ronald C. Potter
Ronald C. Potter
Vice President and General Counsel